SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April 2008

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

RELEASE

Portugal Telecom, SGPS, S.A.

Public Company

Registered Office: Avenida Fontes Pereira de Melo, 40, Lisbon

Share Capital: Euro 28,277,855.31

Registered in the Lisbon Commercial Registry
and Corporate Number 503 215 058

PT and the three FTA operators - RTP, SIC and TVI - reach agreement for

 Digital Terrestrial Television contest

Lisbon, Portugal, 22 April 2008 — Portugal Telecom announced today that it has reached an agreement with the three free-to-air (FTA) operators — RTP, SIC and TVI — in connection with PT’s bid in the upcoming Digital Terrestrial Television (DTT) contest. The three FTA operators have signed a memorandum of understanding (MOU) with PT agreeing to the terms and conditions under which the transmission of the FTA signal for the four channels will be delivered during the simulcast period as well the digital transmission up to the end of the licence period.

The agreement announced today results from the long-standing good working relationship between PT and the three FTA operators, which includes the services rendered under the existing concession contract for the distribution of the analogue FTA signal. In addition, the MOU announced today reflects the confidence of the three FTA operators on the robust technical and financial plan to be presented by PT in the Mux A contest. PT’s recognised engineering know-how, financial strength and commitment to have good digital coverage in Portugal provide a strong guarantee that the conditions to allow for the analogue signal switch-off and the overall success of DTT services in Portugal will be achieved.

The DTT contest has been organised in two parts: Mux A — transport of the FTA signal (4 existing FTA channels plus a fifth FTA channel to be attributed in 2009), and Muxes B to F — five frequencies for a Pay-TV operator (two nationwide and three regional). The 15-year licences attributed for Mux A and Muxes B to F will run until the end of September 2023.

As part of the MOU signed between PT and Media Capital (TVI), PT will operate and manage Media Capital’s analogue signal transmission network (RETI) up until the end of 2011, subject to PT winning the Mux A contest, with the aim of transferring the transmission business until such date. This agreement will allow for the extraction of synergies between these two networks, as well as the IPTV and Satellite platforms of PT, whilst ensuring that future investments will be directed towards the development of new services that will be critical for the future success of DTT in Portugal.

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This information is also available on PT’s IR website http://ir.telecom.pt.

Contact:	Nuno Prego, Investor Relations Director
nuno.prego@telecom.pt

Nuno Vieira, Investor Relations
nuno.t.vieira@telecom.pt

Portugal Telecom
Tel.:+351 21 500 1701
Fax:+351 21 500 0800

PT is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 22, 2008

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Prego

Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.